ECHOSTAR DBS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
December 16, 2005
Via EDGAR
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar DBS Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005

Form 10-Q for the quarterly period ended September 30, 2005

File No. 333-31929
Ladies and Gentlemen:
     EchoStar DBS Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;

•	comments from the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact me at (303) 723-1040.
Sincerely,
/s/ David K. Moskowitz
David K. Moskowitz
Executive Vice President, General Counsel and
Secretary

cc:	Dean Suehiro — Securities and Exchange Commission Robert Carroll — Securities and Exchange Commission

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299